Exhibit 21

List Of Subsidiaries

Subsidiary	Jurisdiction of Organization
MEMC Electronic Materials France Sarl	France

MEMC Electronic Materials, GmbH	Germany

MEMC Electronic Materials Sales, Sdn. Bhd.	Malaysia

MEMC Electronic Materials, Sdn. Bhd.	Malaysia

MEMC Electronic Materials, S.p.A.	Italy

MEMC Electronic Materials (UK) Ltd.	United Kingdom

MEMC Holding B.V.	The Netherlands

MEMC Holdings Corporation	Delaware

MEMC International, Inc.	Delaware

MEMC Japan Ltd.	Japan

MEMC Korea Company	South Korea

MEMC Kulim Electronic Materials, Sdn. Bhd.	Malaysia

MEMC Pasadena, Inc.	Delaware

MEMC Southwest Inc.	Delaware

PlasmaSil, LLC	Delaware

SiBond, LLC	Delaware

Taisil Electronic Materials Corporation	Taiwan